UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 31 March 2022
Commission File Number 1-06262

BP p.l.c.
(Translation of registrant’s name into English)

1 ST JAMES’S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-254751, 333-254751-01 AND 333-254751-02) OF BP p.l.c., BP CAPITAL MARKETS p.l.c. AND BP CAPITAL MARKETS AMERICA INC.; THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-103924) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123482) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-123483) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131583) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-131584) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-132619) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146868) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146870) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-146873) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-173136) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-177423) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-179406) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186462) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-186463) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-199015) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200794) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-200795) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207188) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-207189) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210316) OF BP p.l.c., THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-210318) OF BP p.l.c., REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-253287) AND REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333- 254578) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

BP p.l.c. and subsidiaries
Form 6-K for the period ended 31 March 2022(a)

		Page
1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period January-March 2022(b)	3-16, 29-34, 35-39

2.	Consolidated Financial Statements including Notes to Consolidated Financial Statements for the period January-March 2022	17-28

3.	Legal proceedings	35

4.	Cautionary statement	40

5.	Capitalization and Indebtedness	41

6.	Signatures	42
(a)In this Form 6-K, references to the first quarter 2022 and first quarter 2021 refer to the three-month periods ended 31 March 2022 and 31 March 2021 respectively.
(b)This discussion should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in this Form 6-K and with the information, including the consolidated financial statements and related notes, in bp’s Annual Report on Form 20-F for the year ended 31 December 2021.

Group results first quarter 2022

Performing while transforming

Financial summary	First	First
	quarter	quarter
$ million	2022	2021
Profit (loss) for the period attributable to bp shareholders	(20,384)	4,667
Inventory holding (gains) losses*, before tax	(3,501)	(1,730)
Taxation charge (credit) on inventory holding gains and losses	837	388
Replacement cost (RC) profit (loss)*	(23,048)	3,325
Net (favourable) adverse impact of adjusting items*, before tax	30,764	(696)
Taxation charge (credit) on adjusting items	(1,471)	1
Underlying RC profit*	6,245	2,630
Operating cash flow*	8,210	6,109
Capital expenditure*	(2,929)	(3,798)
Divestment and other proceeds(a)	1,181	4,839
Net issue (repurchase) of shares	(1,592)	—
Finance debt	60,606	66,123
Net debt*(b)	27,457	33,313
Announced dividend per ordinary share (cents per share)	5.46	5.25
Profit (loss) per ordinary share (cents)	(104.46)	22.99
Profit (loss) per ADS (dollars)	(6.27)	1.38
Underlying RC profit per ordinary share* (cents)	32.00	12.95
Underlying RC profit per ADS (dollars)	1.92	0.78
(a)Divestment proceeds are disposal proceeds as per the condensed group cash flow statement. See page 5 for more information on divestment and other proceeds.
(b)See Note 10 for more information.

RC profit (loss), underlying RC profit (loss) and net debt are non-GAAP measures. Inventory holding (gains) losses and adjusting items are non-GAAP adjustments.
* For items marked with an asterisk throughout this document, definitions are provided in the Glossary on page 35.

Highlights
Loss for the quarter attributable to bp shareholders of $20.4 billion, underlying replacement cost profit of $6.2 billion

•Loss for the quarter attributable to bp shareholders was $20.4 billion, compared with a profit of $2.3 billion for the fourth quarter 2021 and a profit of $4.7 billion for the first quarter 2021. The reported result includes adjusting items* before tax of $30.8 billion.
•Adjusting items for the first quarter 2022 include pre-tax charges of $24.0 billion and $1.5 billion as a result of the loss of significant influence and bp's decision to exit its 19.75% shareholding in Rosneft and its other businesses with Rosneft in Russia respectively. As a result, in the first quarter the post-tax charge is $24.4 billion and the total reduction in equity is $14.7 billion. Adjusting items also include fair value accounting effects of $5.8 billion. See page 5 for further details.
•Underlying replacement cost profit* was $6.2 billion, compared with $4.1 billion for the previous quarter. This was driven by exceptional oil and gas trading, higher oil realizations and a stronger refining result, partly offset by the absence of Rosneft from the first quarter underlying result. Underlying replacement cost profit for the first quarter 2021 was $2.6 billion.
•For the first quarter bp has announced a dividend of 5.46 cents per ordinary share payable in June 2022.

Finance debt reduced to $60.6 billion; net debt* reduced to $27.5 billion; further $2.5 billion share buyback announced

•Operating cash flow* for the quarter was $8.2 billion, compared with $6.1 billion for the same period of 2021.
•Capital expenditure* in the quarter was $2.9 billion, compared with $3.8 billion in the same period of 2021. bp continues to expect capital expenditure of $14-15 billion in 2022.
•bp received divestment and other proceeds of $1.2 billion in the first quarter and continues to expect to receive total proceeds of $2-3 billion during 2022.
•Finance debt at the end of the quarter was $60.6 billion, compared with $66.1 billion at the end of the first quarter 2021. Net debt fell to $27.5 billion at the end of the first quarter. Net debt at the end of first quarter 2021 was $33.3 billion.
•During the first quarter bp executed share buybacks of $1.6 billion - $0.5 billion during January to offset the expected full-year dilution of the 2022 vesting of awards under employee share schemes and a further $1.1 billion representing progress against the $1.5 billion programme announced with the fourth quarter 2021 results on 8 February. This programme was completed on 27 April.
•During the first quarter bp generated surplus cash flow* and intends to execute a $2.5 billion share buyback prior to announcing its second quarter results. See page 31 for the components of our sources of cash and uses of cash in the first quarter 2022.

Progressing transformation to an Integrated Energy Company

•In resilient hydrocarbons since the start of 2022 bp announced the start-up of the Herschel Expansion major project* in the Gulf of Mexico; signed a final agreement with Eni to create Azule Energy a new independent joint venture in Angola; and advanced its strategy in biofuels producing sustainable aviation fuel at bp's Lingen refinery and entering into a long-term strategic offtake and market development agreement for low-carbon biofuels feedstock with Nuseed.
•In convenience and mobility since the start of 2022 bp has continued to progress its EV charging strategy - launching a strategic partnership with Volkswagen Group and announcing plans to invest £1 billion in the UK over the next decade; signed a global strategic convenience partnership with Uber, aiming to make more than 3,000 retail locations available on Uber Eats by 2025; and signed a strategic collaboration agreement with DHL Express to supply sustainable aviation fuel.
•In low carbon energy since the start of 2022 bp has increased its position in offshore wind with the ScotWind lease option award of 1.45GW net; agreed to form an offshore wind partnership with Marubeni; and advanced its hydrogen strategy, announcing plans to develop H2-Fifty, a 250MW gross green hydrogen plant in Rotterdam and signing an agreement to form a joint venture with Aberdeen City Council to develop a hydrogen hub.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

Financial results
At 31 December 2021, the group's reportable segments were gas & low carbon energy, oil production & operations, customers & products and Rosneft. For the period from 1 January 2022 to 27 February 2022, any net income from Rosneft is classified as an adjusting item. As the circumstances leading to this classification were not present prior to first quarter 2022 the net income from Rosneft has not been classified as an adjusting item for comparative periods. The group has ceased to report Rosneft as a separate segment in the group’s financial reporting for 2022. From the first quarter of 2022, the group's reportable segments are gas & low carbon energy, oil production & operations and customers & products. For more information see note 2 - Investment in Rosneft.
In addition to the highlights on page 4:
•Loss attributable to bp shareholders in the first quarter was $20.4 billion compared with a profit of $4.7 billion in the first quarter of 2021.
•Adjusting items* in the first quarter were an adverse pre-tax impact of $30.8 billion compared with a favourable pre-tax impact of $0.7 billion in the same period of 2021.
•As a result of bp's two nominated directors stepping-down from the Rosneft board on 27 February, bp determined that it no longer meets the criteria set out under IFRS for having "significant influence" over Rosneft. bp therefore no longer equity accounts for its interest in Rosneft from that date, treating it prospectively as a financial asset measured at fair value. Combined with bp's decision to exit its shareholding in Rosneft and the market impact on Russian assets, an impairment assessment was undertaken. Within the first quarter results, the loss of significant influence and the impairment assessment led to a net pre-tax charge of $24.0 billion classified as an adjusting item, reducing equity by $14.4 billion. The adjusting item is made up of(a):
◦A $13.5 billion pre-tax impairment charge, representing the full carrying value of the Rosneft investment at 27 February 2022 as, due to sanctions and geopolitical challenges the level of uncertainty as to the value of our shareholding means that, under IFRS, it is not currently possible to estimate any value other than zero.
◦A $11.1 billion pre-tax charge, principally arising from foreign exchange losses accumulated from the date of the initial investment in 2013 to 27 February 2022, that under IFRS, to that date, were recorded directly in equity rather than in the income statement. Of this $1.4 billion has an incremental impact on equity with $9.7 billion recorded as at 31 December 2021.
◦These charges are partly offset by $0.5 billion representing bp's estimated share of Rosneft's post-tax income in the first quarter until 27 February 2022.
•Following bp's decision to exit its other businesses with Rosneft in Russia, adjusting items within the first quarter 2022 results also include a $1.5 billion pre tax charge. This comprises a $1.0 billion pre-tax charge representing the impairment of the entire carrying value of these businesses and a further $0.5 billion of foreign exchange losses which were recorded directly in equity since the date of initial investment has also been moved to the income statement. These charges reduced equity in the first quarter by $1.2 billion.
•Adjusting items for the first quarter 2022 also include the reversal of a $1.1 billion deferred tax liability relating to Russian withholding tax on bp's share of Rosneft's undistributed profit. A further $0.2 billion deferred tax charge has been reversed through equity. No further tax impacts are expected as a result of the above pre-tax charges.
•Adjusting items for the first quarter 2022 also include adverse fair value accounting effects of $5.8 billion primarily due to further increases in forward gas prices compared to the end of the fourth quarter 2021.
•Pre-tax inventory holding gains of $3.5 billion for the first quarter 2022 arose due to significant increases in most crude and product prices during the quarter.
•The effective tax rate (ETR) on the profit or loss for the first quarter was -14%, compared with 25% for the same period in 2021. The ETR on RC profit or loss* for the first quarter was -8%, compared with 26% for the same period in 2021. Excluding adjusting items, the underlying ETR* for the first quarter was 33%, compared with 30% for the same period a year ago. The higher underlying ETR for the first quarter reflects the absence of equity-accounted earnings from Rosneft. ETR on RC profit or loss and underlying ETR are non-GAAP measures.
•Operating cash flow* for the first quarter 2022 was $8.2 billion compared with $6.1 billion for the same period last year. The increase is driven by the increased underlying replacement cost profit, offset by working capital movements.
•Capital expenditure in the first quarter 2022 was $2.9 billion, compared with $3.8 billion in the first quarter of 2021 which included a $0.7 billion payment in respect of the strategic partnership with Equinor.
•Total divestment and other proceeds for the first quarter were $1.2 billion, compared with $4.8 billion for the same period in 2021. This includes divestment proceeds from the disposal of bp's Swiss retail assets, the disposal of bp's interest in the Pike oil sands assets and receipt of deferred consideration related to the 2020 divestment of bp's Alaska business to Hilcorp. Other proceeds for the first quarter consists of $0.2 billion of proceeds from the disposal of a loan note related to the Alaska divestment. See page 31 for further information.
•Finance debt at the end of the first quarter was $60.6 billion, compared to $61.2 billion at the end of the fourth quarter 2021 and $66.1 billion at the end of the first quarter 2021. At the end of the first quarter, net debt* was $27.5 billion, compared with $30.6 billion at the end of the fourth quarter 2021 and $33.3 billion at the end of the first quarter 2021.

(a)Because of rounding, the total does not agree exactly with the sum of its component parts.

Analysis of RC profit (loss) before interest and tax and reconciliation to profit (loss) for the period

	First	First
	quarter	quarter
$ million	2022	2021
RC profit (loss) before interest and tax
gas & low carbon energy	(1,524)	3,430
oil production & operations	3,831	1,479
customers & products	1,981	934
other businesses & corporate(a)	(24,719)	(315)
Of which:
other businesses & corporate excluding Rosneft	(686)	(678)
Rosneft	(24,033)	363
Consolidation adjustment – UPII*	34	13
	(20,397)	5,541
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(644)	(729)
Taxation on a RC basis	(1,693)	(1,254)
Non-controlling interests	(314)	(233)
RC profit (loss) attributable to bp shareholders*	(23,048)	3,325
Inventory holding gains (losses)*	3,501	1,730
Taxation (charge) credit on inventory holding gains and losses	(837)	(388)
Profit (loss) for the period attributable to bp shareholders	(20,384)	4,667

Analysis of underlying RC profit (loss) before interest and tax

	First	First
	quarter	quarter
$ million	2022	2021
Underlying RC profit (loss) before interest and tax
gas & low carbon energy	3,595	2,270
oil production & operations	4,683	1,565
customers & products	2,156	656
other businesses & corporate(a)	(259)	193
Of which:
other businesses & corporate excluding Rosneft	(259)	(170)
Rosneft	—	363
Consolidation adjustment – UPII	34	13
	10,209	4,697
Finance costs and net finance expense relating to pensions and other post-retirement benefits	(486)	(581)
Taxation on an underlying RC basis	(3,164)	(1,253)
Non-controlling interests	(314)	(233)
Underlying RC profit attributable to bp shareholders*	6,245	2,630
Reconciliations of underlying RC profit attributable to bp shareholders to the nearest equivalent IFRS measure are provided on page 3 for the group and on pages 8-16 for the segments.

(a)From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 2 Investment in Rosneft.
Operating Metrics

Operating metrics	First quarter 2022	vs First quarter 2021
Tier 1 and tier 2 process safety events*	12	-11
Reported recordable injury frequency*	0.148	-5.7%
upstream* production(a) (mboe/d)	2,252	+1.5%
upstream unit production costs*(b) ($/boe)	6.52	-11.4%
bp-operated hydrocarbon plant reliability*	96.1%	+3.1
bp-operated refining availability*(a)	95.0%	+0.2
(a)See Operational updates on pages 8, 10 and 12.
(b)Reflecting higher volumes and lower costs including phasing impacts.

Outlook & Guidance
Macro outlook
•bp expects an ongoing elevated risk of oil price volatility. This reflects uncertainties around the level of disruption to Russian supply, the capacity for increased OPEC+ supply, the ongoing impact of COVID-19 on demand and the impact of the conflict in Ukraine on economic growth.
•bp expects the short-term outlook for gas prices to remain heavily dependent on Russian pipeline flows to Europe.
•In the second quarter of 2022, bp expects industry refining margins to remain elevated due to ongoing supply disruptions, particularly in Russia and Europe.
2Q22 guidance
•Looking ahead, we expect second-quarter 2022 underlying upstream* production to be lower than first-quarter 2022, primarily in gas & low carbon energy, reflecting base decline and seasonal maintenance. On a reported basis, second-quarter production will reflect additional impacts from the absence of production from our Russia incorporated joint ventures.
•In our customers & products business, there is an elevated level of uncertainty due to the developing impacts from the conflict in Ukraine and ongoing COVID-19 restrictions. In addition, in Castrol, additive supplies are expected to remain under pressure. In refining, we expect higher industry refining margins, although the increase in realized margins may differ due to market dislocations. In addition, energy prices are expected to remain elevated and turnaround costs to be higher.
2022 Guidance
In addition to the guidance on page 4:
•For full year 2022 we continue to expect reported upstream production to be broadly flat compared with 2021 despite the absence of production from our Russia incorporated joint ventures. On an underlying basis, we expect production from oil production & operations to be slightly higher and production from gas & low carbon energy to be broadly flat.
•bp continues to expect the other businesses & corporate underlying annual charge to be in a range of $1.2-1.4 billion for 2022. The charge may vary from quarter to quarter.
•bp continues to expect the depreciation, depletion and amortization to be at a similar level to 2021.
•As updated in bp Annual Report and Form 20-F 2021, the underlying ETR* for 2022 is expected to be around 40% but is sensitive to the impact that volatility in the current price environment may have on the geographical mix of the group’s profits and losses. The increase from prior guidance of around 35% reflects the exclusion of Rosneft from bp's underlying result effective 1 January 2022.
•bp continues to expect divestment and other proceeds for the year of $2-3 billion. Against a target of $25 billion of divestment and other proceeds between the second half of 2020 and 2025 bp has now received almost $14.0 billion of proceeds.
•bp continues to expect Gulf of Mexico oil spill payments for the year to be around $1.4 billion pre-tax and during the second quarter expects to make a pre-tax cash payment of $1.2 billion.
•For 2022, and subject to maintaining a strong investment grade credit rating, bp remains committed to using 60% of surplus cash flow* for share buybacks and intends to allocate the remaining 40% to further strengthen the balance sheet.
•On average, based on bp’s current forecasts, at around $60 per barrel Brent and subject to the board’s discretion each quarter, bp continues to expect to be able to deliver share buybacks of around $4.0 billion per annum and have capacity for an annual increase in the dividend per ordinary share of around 4% through 2025.
•In setting the dividend per ordinary share and the buyback each quarter, the board will take into account factors including the cumulative level of and outlook for surplus cash flow, the cash balance point* and the maintenance of a strong investment grade credit rating.

The commentary above contains forward-looking statements and should be read in conjunction with the cautionary statement on page 40.

gas & low carbon energy
Financial results
•The replacement cost loss before interest and tax for the first quarter was $1,524 million, compared with a profit of $3,430 million for the same period in 2021. The first quarter includes an adverse impact of net adjusting items* of $5,119 million, compared with a favourable impact of net adjusting items of $1,160 million for the same period in 2021.
•After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the first quarter was $3,595 million, compared with $2,270 million for the same period in 2021. Adjusting items include adverse fair value accounting effects* of $5,015 million, primarily arising from the increase in forward gas prices during the quarter. Under IFRS, reported earnings include the mark-to-market value of the hedges used to risk-manage forward LNG contracts, but not of the LNG contracts themselves. The fair value accounting effect reduces this mismatch.
•The underlying replacement cost profit for the first quarter, compared with the same period in 2021, reflects higher realizations, offset by a higher depreciation, depletion and amortization charge, and an exceptional gas marketing and trading result, albeit lower than in 2021.
Operational update
•Reported production for the quarter was 966mboe/d, 6.2% higher than the same period in 2021, mainly due to major project* start-ups during 2021, partially offset by base decline and the partial divestment in Oman at the end of the first quarter 2021.
•Underlying production* was also higher, by 10.9% for the quarter, mainly due to major project start-ups during 2021, partially offset by base decline.
•Renewables pipeline* at the end of the quarter was 24.9GW (bp net). The renewables pipeline increased by 1.8GW during the quarter, primarily as a result of bp and its partner EnBW being awarded a lease option off the east coast of Scotland to develop an offshore wind project with a total generating capacity of around 2.9GW (1.45GW bp net).
Strategic progress
gas
•On 18 March bp announced it had been successful in a bid for operatorship of deepwater offshore exploration blocks Agung I and II offshore Indonesia. Agung I covers an area of 6,656 square kilometres off the coast of Bali and East Java, while Agung II spans 7,970 square kilometres offshore South Sulawesi, West Nusa Tenggara and East Java.
•In February 2022 bp increased its shareholding in the Shah Deniz gas project in the Caspian Sea, offshore Azerbaijan, by 1.16% to 29.99%.
•On 1 February construction started on the Gas Natural Acu (GNA) 2 power plant at the Port of Acu, Rio de Janeiro state, Brazil. GNA 2 is expected to have an installed capacity of 1.7GW. GNA is a joint venture among bp, Prumo, Siemens and SPIC Brasil. bp is the exclusive LNG supplier for GNA 1 and GNA 2 which, together, are expected to achieve 3GW of installed capacity.
•In April bp and the Korea Gas Corporation (KOGAS) signed a long-term agreement to supply 1.58 million tonnes of liquified natural gas (LNG) per year from 2025 to KOGAS through a new 18-year contract.
low carbon energy
•On 23 March bp announced it is partnering with Marubeni to explore a selected offshore wind development opportunity in Japan. We have agreed to form a strategic partnership for offshore wind and potentially other decarbonization projects. In the first phase of the agreement bp will acquire a 49% interest in a project to jointly bid in the Ishikari licence round.
~~•~~On 11 March bp announced that it signed an agreement to form a joint venture with the Aberdeen City Council that aims to deliver a scalable green hydrogen production, storage and distribution facility in the city powered by renewable energy.
•On 1 February bp and partner HyCC announced plans to develop H2-Fifty, a 250MW green hydrogen production plant in the port area of Rotterdam. The facility could supply bp’s refinery in the city and has the potential to reduce CO₂ emissions up to 350,000 tonnes per year.
•On 25 January bp submitted bids for our H2Teesside hydrogen project and Net Zero Teesside Power project as part of the UK government’s Phase 2 of cluster sequencing for carbon capture, usage and storage (CCUS) deployment.

	First	First
	quarter	quarter
$ million	2022	2021
Profit (loss) before interest and tax	(1,499)	3,452
Inventory holding (gains) losses*	(25)	(22)
RC profit (loss) before interest and tax	(1,524)	3,430
Net (favourable) adverse impact of adjusting items	5,119	(1,160)
Underlying RC profit before interest and tax	3,595	2,270
Taxation on an underlying RC basis	(1,009)	(535)
Underlying RC profit before interest	2,586	1,735

gas & low carbon energy (continued)

	First	First
	quarter	quarter
$ million	2022	2021
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,255	854

Exploration write-offs
Exploration write-offs	(2)	6

Adjusted EBITDA*(a)
Total adjusted EBITDA	4,848	3,130

Capital expenditure*
gas	642	811
low carbon energy(b)	219	1,074
Total capital expenditure	861	1,885
(a)A reconciliation to RC profit before interest and tax is provided on page 32.
(b)First quarter 2021 includes $712 million in respect of the remaining payment to Equinor for our investment in our strategic US offshore wind partnership and $326 million as a lease option fee deposit paid to The Crown Estate in connection with our participation in the UK Round 4 Offshore Wind Leasing together with our partner EnBW.

	First	First
	quarter	quarter
	2022	2021
Production (net of royalties)(c)
Liquids* (mb/d)	121	112
Natural gas (mmcf/d)	4,897	4,623
Total hydrocarbons* (mboe/d)	966	909
Of which equity-accounted entities:
Liquids (mb/d)	3	3
Natural gas (mmcf/d)	—	—
Total hydrocarbons (mboe/d)	3	3

Average realizations*(d)
Liquids ($/bbl)	86.09	55.38
Natural gas ($/mcf)	7.88	3.94
Total hydrocarbons* ($/boe)	50.91	26.84
(c)Includes bp’s share of production of equity-accounted entities in the gas & low carbon energy segment.
(d)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

	31 March 2022	31 March 2021

low carbon energy(e)

Renewables (bp net, GW)
Installed renewables capacity*	1.9	1.6

Developed renewables to FID*	4.4	3.3
Renewables pipeline	24.9	13.8
of which by geographical area:
Renewables pipeline – Americas	16.3	7.3
Renewables pipeline – Asia Pacific	1.4	1.4
Renewables pipeline – Europe	7.0	5.1
Renewables pipeline – Other	0.2	—
of which by technology:
Renewables pipeline – offshore wind	5.2	3.7
Renewables pipeline – solar	19.7	10.1
Total Developed renewables to FID and Renewables pipeline	29.2	17.1
(e)Because of rounding, some totals may not agree exactly with the sum of their component parts.

oil production & operations
Financial results
•The replacement cost profit before interest and tax for the first quarter was $3,831 million, compared with $1,479 million for the same period in 2021. The first quarter includes an adverse impact of net adjusting items* of $852 million, which includes an adverse impact of $1,487 million related to the planned exit from our incorporated joint ventures in Russia, compared with an adverse impact of net adjusting items of $86 million for the same period in 2021.
•After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the first quarter was $4,683 million, compared with $1,565 million for the same period in 2021.
•The higher underlying replacement cost profit for the first quarter, compared with the same period in 2021, primarily reflects higher liquids and gas realizations.
Operational update
•Reported production for the quarter was 1,286mboe/d, 1.7% lower than the first quarter of 2021. Underlying production* for the quarter was flat compared with the first quarter of 2021.
Strategic progress
•On 22 February bp announced the start-up of the Herschel Expansion major project* in the deepwater Gulf of Mexico. Phase 1 of the project comprises development of a new subsea production system and the first of up to three wells tied to the Na Kika platform (bp 50% operator, Shell 50%).
•On 11 March bp and Eni signed an agreement to form a new 50:50 independent company, Azule Energy, a bp and Eni company, through the combination of the two companies’ Angolan businesses. The agreement follows the memorandum of understanding between the companies agreed in May 2021. The creation of Azule Energy is subject to customary governmental approvals, and the transaction is expected to complete in the second half of 2022.
•On 1 April, our partner Petrobras announced the discovery of a new oil accumulation in the southern portion of the Campos Basin, offshore Brazil. Evaluation is ongoing (bp 50%, Petrobras operator 50%).

	First	First
	quarter	quarter
$ million	2022	2021
Profit before interest and tax	3,832	1,494
Inventory holding (gains) losses*	(1)	(15)
RC profit before interest and tax	3,831	1,479
Net (favourable) adverse impact of adjusting items	852	86
Underlying RC profit before interest and tax	4,683	1,565
Taxation on an underlying RC basis	(1,912)	(729)
Underlying RC profit before interest	2,771	836

	First	First
	quarter	quarter
$ million	2022	2021
Depreciation, depletion and amortization
Total depreciation, depletion and amortization	1,429	1,574

Exploration write-offs
Exploration write-offs	51	56

Adjusted EBITDA*(a)
Total adjusted EBITDA	6,163	3,195

Capital expenditure*
Total capital expenditure	1,254	1,319
(a)A reconciliation to RC profit before interest and tax is provided on page 32.

oil production & operations (continued)

	First	First
	quarter	quarter
	2022	2021
Production (net of royalties)(b)
Liquids* (mb/d)	948	997
Natural gas (mmcf/d)	1,964	1,810
Total hydrocarbons* (mboe/d)	1,286	1,309
Of which equity-accounted entities:
Liquids (mb/d)	135	141
Natural gas (mmcf/d)	456	468
Total hydrocarbons (mboe/d)	214	222

Average realizations*(c)
Liquids ($/bbl)	83.47	52.92
Natural gas ($/mcf)	9.40	4.11
Total hydrocarbons ($/boe)	76.64	46.81
(b)Includes bp’s share of production of equity-accounted entities in the oil production & operations segment. Includes bp's share of production of Russia joint ventures.
(c)Realizations are based on sales by consolidated subsidiaries only – this excludes equity-accounted entities.

customers & products
Financial results
•The replacement cost profit before interest and tax for the first quarter was $1,981 million, compared with $934 million for the same period in 2021. The first quarter included an adverse impact of net adjusting items* of $175 million, compared with a favourable impact of net adjusting items of $278 million for the same period in 2021.
•After excluding adjusting items, the underlying replacement cost profit before interest and tax* for the first quarter was $2,156 million, compared with $656 million for the same period in 2021.
•The customers & products result for the first quarter reflects a significantly stronger performance compared with the same period in 2021, with higher results in both refining and oil trading.
•customers – convenience and mobility result, excluding Castrol, for the quarter was marginally lower than the same period in 2021. The benefits of both a strong convenience performance and higher volumes were more than offset with the impact of a volatile environment, with increasing commodity costs and adverse foreign exchange impacts.
Castrol result in the quarter was lower than the same period in 2021 due to ongoing additive supply shortages and higher input costs.
•products – the products result for the quarter was higher compared with the same period in 2021, with refining returning to a profit and an exceptional oil trading result. In refining, the result included the benefit of higher realized refining margins and utilization. This was partially offset by increased energy costs.
Operational update
•Utilization for the quarter was around 6 percentage points higher than the same period in 2021 mainly due to lower COVID related demand impacts. bp-operated refining availability* for the first quarter was 95.0%, broadly in line with 94.8% for the same period in 2021.
Strategic progress
•In support of our leading convenience offers, we signed a global convenience partnership with Uber, aiming to make more than 3,000 retail locations available on Uber Eats by 2025. Additionally, to bring a more seamless store experience to our customers, we announced the pilot of Mashgin's checkout-free technology at our US convenience sites.
•bp completed the sale of its retail assets in Switzerland to Oel Pool AG, who will continue to operate the retail sites under the bp brand.
•In support of accelerating our EV charging ambition:
•in April, bp and Volkswagen Group launched their strategic partnership to roll out an EV fast charging network in Europe and UK, with the potential for up to 8,000 new charge points by end 2024. bp's growing charging network will be integrated into Volkswagen, Skoda and Seat in-car dashboards, helping drivers seamlessly find their nearest charger;
•bp announced plans to invest £1 billion over the next 10 years to support the roll-out of fast, convenient charging infrastructure across the UK and to nearly triple our number of UK public charge points.
•In biofuels, we entered into a 10-year strategic agreement with Nuseed with plans to accelerate market adoption of Nuseed Carinata as a sustainable low-carbon biofuel feedstock for use in our refineries, as well as onward marketing.
•bp’s Lingen refinery in Germany became the country’s first production facility to use co-processing on an industrial scale to produce sustainable aviation fuel (SAF), using biomass derived from used cooking oil.
•bp acquired a 30% stake in Green Biofuels Ltd, the UK’s largest provider of low emission hydrogenated vegetable oil fuels. This investment will expand bp's global biofuels portfolio and its lower carbon solutions for UK customers.
•Air bp signed a strategic collaboration agreement with DHL Express to supply SAF until 2026, and also signed a SAF supply contract with Rolls-Royce in the UK and Germany.
•Castrol and BYD, a leading new energy vehicle brand in China, signed a strategic cooperation agreement for the supply of the Castrol ON range of EV fluids. Additionally, Castrol signed a new commercial agreement with Tesco, the UK’s largest supermarket chain, to stock a range of Castrol products.
•On 5 April 2022, bp completed the previously announced acquisition of the public units of BP Midstream Partners LP (BPMP) which has resulted in BPMP becoming a wholly-owned subsidiary of bp.
•SAPREF shareholders (bp and Shell) announced that refinery operations in South Africa will be paused for an indefinite period from the end of March 2022. Additionally, in April, the New Zealand Whangarei refinery, in which bp holds a share, converted to an import-only terminal.

customers & products (continued)

	First	First
	quarter	quarter
$ million	2022	2021
Profit before interest and tax	5,456	2,539
Inventory holding (gains) losses*	(3,475)	(1,605)
RC profit before interest and tax	1,981	934
Net (favourable) adverse impact of adjusting items*	175	(278)
Underlying RC profit before interest and tax*	2,156	656
Of which:(a)
customers – convenience & mobility	522	658
Castrol – included in customers	256	334
products – refining & trading	1,634	(2)
Taxation on an underlying RC basis	(400)	(133)
Underlying RC profit before interest	1,756	523
(a)A reconciliation to RC profit before interest and tax by business is provided on page 32.

	First	First
	quarter	quarter
$ million	2022	2021
Adjusted EBITDA*(b)
customers – convenience & mobility	848	982
Castrol – included in customers	295	373
products – refining & trading	2,025	419
	2,873	1,401

Depreciation, depletion and amortization
Total depreciation, depletion and amortization	717	745

Capital expenditure*
customers – convenience & mobility	347	316
Castrol – included in customers	52	41
products – refining & trading	368	216
Total capital expenditure	715	532
(b)A reconciliation to RC profit before interest and tax by business is provided on page 32.

Retail(c)	First	First
	quarter	quarter
	2022	2021
bp retail sites* – total (#)	20,550	20,300
bp retail sites in growth markets*	2,650	2,650
Strategic convenience sites*	2,150	1,950
(c)Reported to the nearest 50.

Marketing sales of refined products (mb/d)	First	First
	quarter	quarter
	2022	2021
US	1,113	1,016
Europe	883	706
Rest of World	471	440
	2,467	2,162
Trading/supply sales of refined products(d)	352	336
Total sales volume of refined products	2,819	2,498
(d)An amendment of 22mb/d has been made to amounts presented for the first quarter 2021.

customers & products (continued)

Refining marker margin*	First	First
	quarter	quarter
	2022	2021
bp average refining marker margin (RMM) ($/bbl)	18.9	8.7

Refinery throughputs (mb/d)	First	First
	quarter	quarter
	2022	2021
US	758	725
Europe	807	747
Rest of World	85	129
Total refinery throughputs	1,650	1,601
bp-operated refining availability* (%)	95.0	94.8

other businesses & corporate

Other businesses & corporate comprises innovation & engineering, bp ventures, Launchpad, regions, cities & solutions, our corporate activities & functions and any residual costs of the Gulf of Mexico oil spill. From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 2 Investment in Rosneft.
Financial results
•The replacement cost loss before interest and tax for the first quarter was $24,719 million, compared with a loss of $315 million for the same period in 2021. The first quarter included an adverse impact of net adjusting items* of $24,460 million, compared with an adverse impact of net adjusting items of $508 million for the same period in 2021. The adjusting items for the first quarter of 2022 mainly relate to Rosneft:
◦A $13.5 billion pre-tax impairment charge, representing the full carrying value of the Rosneft investment at 27 February 2022 as, due to sanctions and geopolitical challenges the level of uncertainty as to the value of our shareholding means that, under IFRS, it is not currently possible to estimate any value other than zero.
◦A $11.1 billion pre-tax charge, principally arising from foreign exchange losses accumulated from the date of the initial investment in 2013 to 27 February 2022, that under IFRS, to that date, were recorded directly in equity rather than in the income statement. Of this $1.4 billion has an incremental impact on equity with $9.7 billion recorded as at 31 December 2021.
◦These charges are partly offset by $0.5 billion representing bp's estimated share of Rosneft's post-tax income in the first quarter until 27 February 2022.
•Fair value accounting effects* for the first quarter had an adverse impact of $425 million, compared with an adverse impact of $447 million for the same period in 2021.
•After excluding adjusting items, the underlying replacement cost loss before interest and tax* for the first quarter was $259 million, compared with a profit of $193 million for the same period in 2021.
•For other businesses & corporate excluding Rosneft, after excluding adjusting items, the underlying replacement cost loss before interest and tax for the first quarter was $259 million, compared with a loss of $170 million for the same period in 2021, reflecting lower valuation gains from bp ventures.

	First	First
	quarter	quarter
$ million	2022	2021
Profit (loss) before interest and tax	(24,719)	(227)
Inventory holding (gains) losses*	—	(88)
RC profit (loss) before interest and tax	(24,719)	(315)
Net (favourable) adverse impact of adjusting items(a)	24,460	508
Underlying RC profit (loss) before interest and tax	(259)	193
Taxation on an underlying RC basis	23	19
Underlying RC profit (loss) before interest	(236)	212
(a)Includes fair value accounting effects relating to the hybrid bonds that were issued on 17 June 2020. See page 36 for more information.

other businesses & corporate (excluding Rosneft)
Strategic progress

•On 8 April bp and AENA signed an agreement to work on the decarbonization of the energy and mobility system of the airports operated by AENA, starting with Valencia airport.
•On 19 April 2022 the Australian Federal Government announced that bp’s Kwinana Integrated Clean Energy Hub project in Perth, Western Australia had been awarded up to A$70 million (US$52 million) of grant funding.

	First	First
	quarter	quarter
$ million	2022	2021
Profit (loss) before interest and tax	(686)	(678)
Inventory holding (gains) losses*	—	—
RC profit (loss) before interest and tax	(686)	(678)
Net (favourable) adverse impact of adjusting items	427	508
Underlying RC profit (loss) before interest and tax	(259)	(170)
Taxation on an underlying RC basis	23	54
Underlying RC profit (loss) before interest	(236)	(116)

other businesses & corporate (Rosneft)

	First	First
	quarter	quarter
$ million	2022	2021
Profit (loss) before interest and tax	(24,033)	451
Inventory holding (gains) losses*	—	(88)
RC profit (loss) before interest and tax	(24,033)	363
Net (favourable) adverse impact of adjusting items	24,033	—
Underlying RC profit (loss) before interest and tax	—	363
Taxation on an underlying RC basis	—	(35)
Underlying RC profit (loss) before interest	—	328

	First	First
	quarter	quarter
	2022(a)	2021
Production: Hydrocarbons (net of royalties, bp share)
Liquids* (mb/d)	584	827
Natural gas (mmcf/d)	963	1,294
Total hydrocarbons* (mboe/d)	750	1,050
(a)First quarter 2022 reflects bp's estimated share of Rosneft production for the period 1 January to 27 February, averaged over the quarter (see Note 2).

Financial statements
Group income statement

	First	First
	quarter	quarter
$ million	2022	2021

Sales and other operating revenues (Note 6)	49,258	34,544
Earnings from joint ventures – after interest and tax	379	160
Earnings from associates – after interest and tax	871	601
Interest and other income	194	82
Gains on sale of businesses and fixed assets	518	1,105
Total revenues and other income	51,220	36,492
Purchases	27,808	15,656
Production and manufacturing expenses	6,975	6,858
Production and similar taxes	505	253
Depreciation, depletion and amortization (Note 7)	3,625	3,367
Net impairment and losses on sale of businesses and fixed assets (Note 4)	26,031	373
Exploration expense	92	99
Distribution and administration expenses	3,080	2,615
Profit (loss) before interest and taxation	(16,896)	7,271
Finance costs	664	723
Net finance (income) expense relating to pensions and other post-retirement benefits	(20)	6
Profit (loss) before taxation	(17,540)	6,542
Taxation	2,530	1,642
Profit (loss) for the period	(20,070)	4,900
Attributable to
bp shareholders	(20,384)	4,667
Non-controlling interests	314	233
	(20,070)	4,900

Earnings per share (Note 8)
Profit (loss) for the period attributable to BP shareholders
Per ordinary share (cents)
Basic	(104.46)	22.99
Diluted	(104.46)	22.89
Per ADS (dollars)
Basic	(6.27)	1.38
Diluted	(6.27)	1.37

Condensed group statement of comprehensive income

	First	First
	quarter	quarter
$ million	2022	2021

Profit (loss) for the period	(20,070)	4,900
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Currency translation differences(a)	(1,749)	(605)
Exchange (gains) losses on translation of foreign operations reclassified to gain or loss on sale of businesses and fixed assets(b)	10,791	—
Cash flow hedges and costs of hedging	222	(62)
Share of items relating to equity-accounted entities, net of tax	85	11
Income tax relating to items that may be reclassified	(102)	1
	9,247	(655)
Items that will not be reclassified to profit or loss
Remeasurements of the net pension and other post-retirement benefit liability or asset(c)	2,128	2,026
Cash flow hedges that will subsequently be transferred to the balance sheet	(1)	2
Income tax relating to items that will not be reclassified	(668)	(588)
	1,459	1,440
Other comprehensive income	10,706	785
Total comprehensive income	(9,364)	5,685
Attributable to
bp shareholders	(9,678)	5,460
Non-controlling interests	314	225
	(9,364)	5,685

(a)First quarter 2022 principally affected by movements in the Russian rouble against the US dollar.
(b)See Note 2 - Investment in Rosneft.
(c)See Note 1 - Basis of preparation - Pensions and other post-retirement benefits for further information.

Condensed group statement of changes in equity

	bp shareholders’	Non-controlling interests		Total
$ million	equity(a)	Hybrid bonds	Other interest	equity
At 1 January 2022	75,463	13,041	1,935	90,439

Total comprehensive income	(9,678)	127	187	(9,364)
Dividends	(1,069)	—	(65)	(1,134)
Cash flow hedges transferred to the balance sheet, net of tax	(1)	—	—	(1)
Repurchase of ordinary share capital	(1,592)	—	—	(1,592)
Share-based payments, net of tax	175	—	—	175
Share of equity-accounted entities’ changes in equity, net of tax	—	—	—	—
Issue of perpetual hybrid bonds	(1)	67	—	66
Payments on perpetual hybrid bonds	—	(72)	—	(72)
Transactions involving non-controlling interests, net of tax	2	—	—	2
At 31 March 2022	63,299	13,163	2,057	78,519

	bp shareholders’	Non-controlling interests		Total
$ million	equity	Hybrid bonds	Other interest	equity
At 1 January 2021	71,250	12,076	2,242	85,568

Total comprehensive income	5,460	124	101	5,685
Dividends	(1,068)	—	(51)	(1,119)
Cash flow hedges transferred to the balance sheet, net of tax	(4)	—	—	(4)
Share-based payments, net of tax	(45)	—	—	(45)
Payments on perpetual hybrid bonds	—	(55)	—	(55)
Transactions involving non-controlling interests, net of tax	366	—	190	556
At 31 March 2021	75,959	12,145	2,482	90,586

(a) In 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia. For more information see Note 2.

Group balance sheet

	31 March	31 December
$ million	2022	2021
Non-current assets
Property, plant and equipment	109,884	112,902
Goodwill	11,883	12,373
Intangible assets	6,352	6,451
Investments in joint ventures	9,512	9,982
Investments in associates(a)	5,476	21,001
Other investments	2,669	2,544
Fixed assets	145,776	165,253
Loans	912	922
Trade and other receivables	1,631	2,693
Derivative financial instruments	7,809	7,006
Prepayments	575	479
Deferred tax assets	5,516	6,410
Defined benefit pension plan surpluses	13,162	11,919
	175,381	194,682
Current assets
Loans	353	355
Inventories	30,109	23,711
Trade and other receivables	35,610	27,139
Derivative financial instruments	9,390	5,744
Prepayments	2,625	2,486
Current tax receivable	255	542
Other investments	103	280
Cash and cash equivalents	34,414	30,681
	112,859	90,938
Assets classified as held for sale (Note 3)	7,272	1,652
	120,131	92,590
Total assets	295,512	287,272
Current liabilities
Trade and other payables	61,195	52,611
Derivative financial instruments	17,357	7,565
Accruals	4,389	5,638
Lease liabilities	1,737	1,747
Finance debt	5,212	5,557
Current tax payable	2,917	1,554
Provisions	5,811	5,256
	98,618	79,928
Liabilities directly associated with assets classified as held for sale (Note 3)	2,567	359
	101,185	80,287
Non-current liabilities
Other payables	10,385	10,567
Derivative financial instruments	9,065	6,356
Accruals	930	968
Lease liabilities	6,729	6,864
Finance debt	55,394	55,619
Deferred tax liabilities	8,498	8,780
Provisions	17,830	19,572
Defined benefit pension plan and other post-retirement benefit plan deficits	6,977	7,820
	115,808	116,546
Total liabilities	216,993	196,833
Net assets	78,519	90,439
Equity
BP shareholders’ equity	63,299	75,463
Non-controlling interests	15,220	14,976
Total equity	78,519	90,439
(a)See Note 2 - Investment in Rosneft.

Condensed group cash flow statement

	First	First
	quarter	quarter
$ million	2022	2021
Operating activities
Profit (loss) before taxation	(17,540)	6,542
Adjustments to reconcile profit (loss) before taxation to net cash provided by operating activities
Depreciation, depletion and amortization and exploration expenditure written off	3,674	3,428
Net impairment and (gain) loss on sale of businesses and fixed assets	25,513	(732)
Earnings from equity-accounted entities, less dividends received	(1,093)	(633)
Net charge for interest and other finance expense, less net interest paid	184	29
Share-based payments	170	(46)
Net operating charge for pensions and other post-retirement benefits, less contributions and benefit payments for unfunded plans	(146)	(20)
Net charge for provisions, less payments	484	902
Movements in inventories and other current and non-current assets and liabilities	(1,771)	(2,793)
Income taxes paid	(1,265)	(568)
Net cash provided by operating activities	8,210	6,109
Investing activities
Expenditure on property, plant and equipment, intangible and other assets	(2,602)	(3,033)
Acquisitions, net of cash acquired	(8)	(1)
Investment in joint ventures	(294)	(742)
Investment in associates	(25)	(22)
Total cash capital expenditure	(2,929)	(3,798)
Proceeds from disposal of fixed assets	468	551
Proceeds from disposal of businesses, net of cash disposed	549	3,613
Proceeds from loan repayments	29	61
Cash provided from investing activities	1,046	4,225
Net cash used in investing activities	(1,883)	427
Financing activities
Net issue (repurchase) of shares (Note 8)	(1,592)	—
Lease liability payments	(498)	(560)
Proceeds from long-term financing	2,002	1,956
Repayments of long-term financing	(892)	(7,029)
Net increase (decrease) in short-term debt	(276)	222
Issue of perpetual hybrid bonds	66	—
Payments relating to perpetual hybrid bonds	(148)	(55)
Payments relating to transactions involving non-controlling interests (Other interest)	(5)	—
Receipts relating to transactions involving non-controlling interests (Other interest)	7	668
Dividends paid - BP shareholders	(1,068)	(1,064)
- non-controlling interests	(65)	(51)
Net cash provided by (used in) financing activities	(2,469)	(5,913)
Currency translation differences relating to cash and cash equivalents	(125)	(58)
Increase (decrease) in cash and cash equivalents	3,733	565
Cash and cash equivalents at beginning of period	30,681	31,111
Cash and cash equivalents at end of period	34,414	31,676

Notes
Note 1. Basis of preparation
The interim financial information included in this report has been prepared in accordance with IAS 34 'Interim Financial Reporting'.
The results for the interim periods are unaudited and, in the opinion of management, include all adjustments necessary for a fair presentation of the results for each period. All such adjustments are of a normal recurring nature. This report should be read in conjunction with the consolidated financial statements and related notes for the year ended 31 December 2021 included in BP Annual Report and Form 20-F 2021.
bp prepares its consolidated financial statements included within BP Annual Report and Form 20-F on the basis of International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the UK, and European Union (EU), and in accordance with the provisions of the UK Companies Act 2006 as applicable to companies reporting under international accounting standards. IFRS as adopted by the UK does not differ from IFRS as adopted by the EU. IFRS as adopted by the UK and EU differ in certain respects from IFRS as issued by the IASB. The differences have no impact on the group’s consolidated financial statements for the periods presented.
The financial information presented herein has been prepared in accordance with the accounting policies expected to be used in preparing BP Annual Report and Form 20-F 2022 which are the same as those used in preparing BP Annual Report and Form 20-F 2021. There are no new or amended standards or interpretations adopted from 1 January 2022 onwards that have a significant impact on the financial information.
Significant accounting judgements and estimates
bp's significant accounting judgements and estimates were disclosed in BP Annual Report and Form 20-F 2021. These have been subsequently considered at the end of this quarter to determine if any changes were required to those judgements and estimates.
Investment in Rosneft
Following bp's announcement on 27 February 2022, the significant judgement on significant influence over Rosneft has been reassessed and a new significant estimate has been identified for the fair value of bp's equity investment in Rosneft. bp's segmental reporting has also changed and comparatives have been restated to reflect the segmental changes. See Note 2 for further information.
Pensions and other post-retirement benefits
The group's defined benefit plans are reviewed quarterly to determine any changes to the fair value of the plan assets or present value of the defined benefit obligations. As a result of the review during the first quarter of 2022, the group's total net defined benefit plan surplus as at 31 March 2022 is $6.2 billion, compared to a surplus of $4.1 billion at 31 December 2021. The movement for the quarter principally reflects net actuarial gains reported in other comprehensive income arising from increases in the UK, US and Eurozone discount rates, partly offset by negative asset performance and increases in inflation rates.
Other accounting judgements and estimates
All other significant accounting judgements and estimates disclosed in BP Annual Report and Form 20-F 2021 remain applicable and no other new significant accounting judgements or estimates have been identified.

Note 2. Investment in Rosneft
On 27 February 2022, following the military action in Ukraine, bp announced that it will exit its 19.75% shareholding in Rosneft Oil Company (Rosneft), a Russian oil and gas company. As of 27 February 2022, bp chief executive officer Bernard Looney also stepped down from the board of Rosneft with immediate effect and has submitted a letter of resignation as did the other Rosneft director nominated by bp, former bp group chief executive Bob Dudley.
As a result of bp’s nominated directors stepping down from the Rosneft board, bp has determined that as of 27 February 2022, the group no longer has significant influence over Rosneft taking into account the criteria set out in IAS 28 'Investments in Associates and Joint Ventures'. bp therefore no longer equity accounts for its interest in Rosneft as of that date, treating it prospectively as a financial asset measured at fair value within ‘Other investments’. In response to sanctions imposed on Russia by a number of countries, Russia has implemented a number of counter-sanctions including restrictions on the divestment from Russian assets by foreign investors and a reported temporary prohibition on registrars and depositories from making payments on Russian securities in favour of foreign investors. Further details including application of these counter-sanctions are not yet fully known. In addition, bp is not able to sell its Rosneft shares on the Moscow Stock Exchange and is unable to ascribe probabilities to possible outcomes of any exit process. As a result, it is considered that any measure of fair value, other than nil, would be subject to such high measurement uncertainty that no estimate would provide useful information even if it were accompanied by a description of the estimate made in producing it and an explanation of the uncertainties that affect the estimate. Accordingly, it is not currently possible to estimate any carrying value other than zero when determining both the measurement of the impairment charge and remeasurement as at 31 March 2022.
The loss of significant influence over Rosneft combined with the market impacts on Russian assets has led to an impairment charge of $13,479 million including $528 million which relates to estimated earnings in the quarter prior to the loss of significant influence. In addition, accumulated exchange losses of $10,372 million, a cash flow hedge reserve of $651 million relating to the original acquisition of Rosneft shares and bp's cumulative share of Rosneft's other comprehensive income of $59 million which were previously charged to equity were reclassified to the income statement in the quarter in the aggregate amount of $11,082 million. The change in accounting treatment also means that bp no longer recognizes a share in Rosneft’s net income, production and reserves from 27 February 2022.
As a result of bp's decision to exit its shareholding in Rosneft, the group has ceased to report Rosneft as a separate segment in the its financial reporting for 2022. Rosneft results up to 27 February 2022 are included within other businesses & corporate (OB&C), and 2021 comparatives have been restated to include the Rosneft segment as per the table below.

	OB&C (as previously reported)	Rosneft (as previously reported)	OB&C restated
	First	First	First
	quarter	quarter	quarter
$ million	2021	2021	2021

Profit (loss) before interest and tax	(678)	451	(227)
Inventory holding (gains) losses*	—	(88)	(88)
RC profit (loss) before interest and tax	(678)	363	(315)
Net (favourable) adverse impact of adjusting items(a)	508	—	508
Underlying RC profit (loss) before interest and tax	(170)	363	193
Taxation on an underlying RC basis	54	(35)	19
Underlying RC profit (loss) before interest	(116)	328	212

Also, as of 27 February 2022, bp decided to exit its other businesses with Rosneft within Russia, which are included in the oil production & operations segment. These businesses are also determined to have a fair value of nil. This decision resulted in an impairment charge of $1,043 million, including $35 million which relates to estimated earnings in the quarter, and accumulated exchange losses of $479 million previously charged to equity and taken to the income statement. As with Rosneft, bp no longer recognizes a share in these businesses' net income, production and reserves.
The total pre-tax charge in the first quarter of 2022 relating to bp's investment in Rosneft and other businesses with Rosneft in Russia is $25,520 million.

Note 3. Non-current assets held for sale
The carrying amount of assets classified as held for sale at 31 March 2022 is $7,272 million, with associated liabilities of $2,567 million.
On 11 March 2022, bp and Eni signed an agreement to form Azule Energy, an independent incorporated 50:50 joint venture, through the combination of the two companies’ Angolan businesses. Subject to all customary governmental and other approvals, the transaction is expected to complete during the second half of 2022. Assets of $5,514 million and associated liabilities of $2,202 million have been classified as held for sale in the group balance sheet at 31 March 2022.
As announced in August 2021, bp and PetroChina have agreed to establish Basra Energy Company, an incorporated joint venture, intended to own and manage the companies’ interests in the Rumaila field in Iraq. Subject to regulatory and other approvals, the transaction is expected to complete during the second quarter of 2022. Assets of $1,162 million and associated liabilities of $366 million are classified as held for sale in the group balance sheet at 31 March 2022.
On 21 December 2021, Aker BP, an associate of bp, announced the proposed acquisition of Lundin Energy for consideration in cash and new Aker BP shares. Subject to regulatory and other approvals, the transaction is expected to complete mid-year 2022. bp currently holds a 27.9% interest in Aker BP. Following the transaction this is expected to become a 15.9% interest in the combined company. $595 million of bp’s investment in Aker BP is classified as held for sale in the group balance sheet at 31 March 2022.

Note 4. Impairment and losses on sale of businesses and fixed assets(a)
Net impairment charges net of losses on sale of businesses and fixed assets for the first quarter 2022 were $26,031 million (charges of $373 million for the comparative period in 2021) and include net impairment charges for the first quarter of 2022 of $14,386 million (charges of $220 million for the comparative period in 2021).
gas & low carbon energy segment
In the gas & low carbon energy segment there was a net impairment charge of $252 million for the first quarter 2022 (charges of $122 million for the comparative period in 2021).
oil production & operations segment
In the oil production & operations segment there was a net impairment charge of $624 million for the first quarter 2022 (charges of $99 million for the comparative period in 2021).
Impairment charges for the first quarter 2022 principally related to the decision to exit other businesses with Rosneft within Russia. They were offset by impairment reversals related to producing assets due to reserves additions.
other businesses and corporate
In the other businesses and corporate segment there was a net impairment charge of $13,479 million for the first quarter 2022 (reversal of $3 million for the comparative period in 2021) and a loss on sale of businesses and fixed assets of $11,082 million.
The impairment charge and the loss on sale of businesses and fixed assets for the first quarter mainly relates to bp's investment in Rosneft - see Note 2.

(a) All disclosures are pre-tax.

Note 5. Analysis of replacement cost profit (loss) before interest and tax and reconciliation to profit (loss) before taxation

	First	First
	quarter	quarter
$ million	2022	2021
gas & low carbon energy	(1,524)	3,430
oil production & operations	3,831	1,479
customers & products	1,981	934
other businesses & corporate(a)	(24,719)	(315)
	(20,431)	5,528
Consolidation adjustment – UPII*	34	13
	(20,397)	5,541
Inventory holding gains (losses)*
gas & low carbon energy	25	22
oil production & operations	1	15
customers & products	3,475	1,605
other businesses & corporate(a)	—	88
Profit (loss) before interest and tax	(16,896)	7,271
Finance costs	664	723
Net finance expense/(income) relating to pensions and other post-retirement benefits	(20)	6
Profit (loss) before taxation	(17,540)	6,542

RC profit (loss) before interest and tax*
US	2,277	1,907
Non-US	(22,674)	3,634
	(20,397)	5,541

(a)From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 2 Investment in Rosneft.

Note 6. Sales and other operating revenues

	First	First
	quarter	quarter
$ million	2022	2021
By segment
gas & low carbon energy	8,166	8,002
oil production & operations	8,158	5,155
customers & products	42,163	27,107
other businesses & corporate	452	436
	58,939	40,700

Less: sales and other operating revenues between segments
gas & low carbon energy	1,948	1,032
oil production & operations	7,036	4,855
customers & products	692	110
other businesses & corporate	5	159
	9,681	6,156

External sales and other operating revenues
gas & low carbon energy	6,218	6,970
oil production & operations	1,122	300
customers & products	41,471	26,997
other businesses & corporate	447	277
Total sales and other operating revenues	49,258	34,544

By geographical area
US	19,152	14,491
Non-US	42,797	26,883
	61,949	41,374
Less: sales and other operating revenues between areas	12,691	6,830
	49,258	34,544

Revenues from contracts with customers
Sales and other operating revenues include the following in relation to revenues from contracts with customers:
Crude oil	2,144	1,334
Oil products	31,751	19,278
Natural gas, LNG and NGLs	10,680	4,181
Non-oil products and other revenues from contracts with customers	2,345	1,398
Revenue from contracts with customers	46,920	26,191
Other operating revenues(a)	2,338	8,353
Total sales and other operating revenues	49,258	34,544

(a)Principally relates to commodity derivative transactions.

Note 7. Depreciation, depletion and amortization

	First	First
	quarter	quarter
$ million	2022	2021
Total depreciation, depletion and amortization by segment
gas & low carbon energy	1,255	854
oil production & operations	1,429	1,574
customers & products	717	745
other businesses & corporate	224	194
	3,625	3,367
Total depreciation, depletion and amortization by geographical area
US	1,083	1,121
Non-US	2,542	2,246
	3,625	3,367

Note 8. Earnings per share and shares in issue

Basic earnings per ordinary share (EpS) amounts are calculated by dividing the profit (loss) for the period attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. During the first quarter 2022 300 million of ordinary shares were repurchased for cancellation for a total cost of $1,592 million, including transaction costs of $9 million, as part of the share buyback programme announced on 27 April 2021. Of these $500 million offset the expected full year dilution from the vesting of awards under employee share schemes in 2022 and $1,092 million represent progress against the $1,500 million programme announced with the fourth quarter results on 8 February 2022. This programme was completed by a repurchase of a further 80 million of shares in April 2022 at a total cost of $409 million. The number of shares in issue is reduced when shares are repurchased. 165 million of new ordinary shares were issued in April 2022 as non-cash consideration for the acquisition of the public units of BP Midstream Partners LP.
The calculation of EpS is performed separately for each discrete quarterly period, and for the year-to-date period. As a result, the sum of the discrete quarterly EpS amounts in any particular year-to-date period may not be equal to the EpS amount for the year-to-date period.
For the diluted EpS calculation the weighted average number of shares outstanding during the period is adjusted for the number of shares that are potentially issuable in connection with employee share-based payment plans using the treasury stock method

	First	First
	quarter	quarter
$ million	2022	2021
Results for the period
Profit (loss) for the period attributable to bp shareholders	(20,384)	4,667
Less: preference dividend	—	1
Profit (loss) attributable to bp ordinary shareholders	(20,384)	4,666

Number of shares (thousand)(a)(b)
Basic weighted average number of shares outstanding	19,514,477	20,297,585
ADS equivalent(c)	3,252,412	3,382,930

Weighted average number of shares outstanding used to calculate diluted earnings per share	19,514,477	20,388,628
ADS equivalent(c)	3,252,412	3,398,104

Shares in issue at period-end	19,409,157	20,331,023
ADS equivalent(c)	3,234,859	3,388,503
(a)Excludes treasury shares and includes certain shares that will be issued in the future under employee share-based payment plans.
(b)If the inclusion of potentially issuable shares would decrease loss per share, the potentially issuable shares are excluded from the weighted average number of shares outstanding used to calculate diluted earnings per share. The numbers of potentially issuable shares that have been excluded from the calculation for the first quarter 2022 are 179,226 thousand (ADS equivalent [29,871 thousand]).
(c)One ADS is equivalent to six ordinary shares.

Issued ordinary share capital as at 31 March 2022 comprised 19,443,289,125 ordinary shares (31 December 2021 19,740,881,309 ordinary shares). This includes shares held in trust to settle future employee share plan obligations and excludes 1,035,256,176 ordinary shares which have been bought back and are held in treasury by BP (31 December 2021 1,037,200,510 ordinary shares).

Note 9. Dividends
Dividends payable
BP today announced an interim dividend of 5.46 cents per ordinary share which is expected to be paid on 24 June 2022 to ordinary shareholders and American Depositary Share (ADS) holders on the register on 13 May 2022. The ex-dividend date will be 12 May 2022. The corresponding amount in sterling is due to be announced on 10 June 2022, calculated based on the average of the market exchange rates over three dealing days between 6 June 2022 and 8 June 2022. Holders of ADSs are expected to receive $0.3276 per ADS (less applicable fees). The board has decided not to offer a scrip dividend alternative in respect of the first quarter 2022 dividend. Ordinary shareholders and ADS holders (subject to certain exceptions) will be able to participate in a dividend reinvestment programme. Details of the first quarter dividend and timetable are available at bp.com/dividends and further details of the dividend reinvestment programmes are available at bp.com/drip.

	First	First
	quarter	quarter
	2022	2021
Dividends paid per ordinary share
cents	5.460	5.250
pence	4.160	3.768
Dividends paid per ADS (cents)	32.76	31.50

Note 10. Net debt

Net debt*	First	Fourth	First
	quarter	quarter	quarter
$ million	2022	2021	2021
Finance debt(a)	60,606	61,176	66,123
Fair value (asset) liability of hedges related to finance debt(b)	1,265	118	(1,134)
	61,871	61,294	64,989
Less: cash and cash equivalents	34,414	30,681	31,676
Net debt(c)	27,457	30,613	33,313
Total equity	78,519	90,439	90,586
Gearing*	25.9%	25.3%	26.9%
(a)The fair value of finance debt at 31 March 2022 was $59,601 million (31 December 2021 $62,946 million, 31 March 2021 $67,775 million).
(b)Derivative financial instruments entered into for the purpose of managing interest rate and foreign currency exchange risk associated with net debt with a fair value liability position of $173 million at 31 March 2022 (fourth quarter 2021 liability of $166 million and first quarter 2021 liability of $346 million) are not included in the calculation of net debt shown above as hedge accounting is not applied for these instruments.
(c)Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement.

Note 11. Statutory accounts
The financial information shown in this publication, which was approved by the Board of Directors on 2 May 2022, is unaudited and does not constitute statutory financial statements. Audited financial information will be published in BP Annual Report and Form 20-F 2022.

Additional information
Capital expenditure*

	First	First
	quarter	quarter
$ million	2022	2021
Capital expenditure
Organic capital expenditure*	2,573	2,906
Inorganic capital expenditure*(a)	356	892
	2,929	3,798

	First	First
	quarter	quarter
$ million	2022	2021
Capital expenditure by segment
gas & low carbon energy(a)	861	1,885
oil production & operations	1,254	1,319
customers & products	715	532
other businesses & corporate	99	62
	2,929	3,798
Capital expenditure by geographical area
US	1,097	1,487
Non-US	1,832	2,311
	2,929	3,798
(a)First quarter 2021 includes the final payment of $712 million in respect of the strategic partnership with Equinor.

Adjusting items*

	First	First
	quarter	quarter
$ million	2022	2021
gas & low carbon energy
Gains on sale of businesses and fixed assets(a)	9	1,034
Net impairment and losses on sale of businesses and fixed assets(b)	(252)	(123)
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs	4	(8)
Fair value accounting effects(c)(d)	(5,015)	247
Other	135	10
	(5,119)	1,160
oil production & operations
Gains on sale of businesses and fixed assets	249	168
Net impairment and losses on sale of businesses and fixed assets(b)	(1,204)	(209)
Environmental and other provisions	58	(65)
Restructuring, integration and rationalization costs	(10)	(4)
Fair value accounting effects	—	—
Other	55	24
	(852)	(86)
customers & products
Gains on sale of businesses and fixed assets	261	(97)
Impairment and losses on sale of businesses and fixed assets(b)	(13)	(43)
Environmental and other provisions	—	—
Restructuring, integration and rationalization costs	1	(41)
Fair value accounting effects(d)	(377)	459
Other	(47)	—
	(175)	278
other businesses & corporate(e)
Gains on sale of businesses and fixed assets	(1)	—
Net impairment and losses on sale of businesses and fixed assets	(1)	(1)
Environmental and other provisions	(3)	—
Restructuring, integration and rationalization costs	13	(25)
Fair value accounting effects(d)	(425)	(447)
Rosneft(e)	(24,033)	—
Gulf of Mexico oil spill	(19)	(11)
Other	9	(24)
	(24,460)	(508)
Total before interest and taxation	(30,606)	844
Finance costs(f)	(158)	(148)
Total before taxation	(30,764)	696
Total taxation(g)	1,471	(1)
Total after taxation for period	(29,293)	695

(a)First quarter 2021 relates to a gain from the divestment of a 20% stake in Oman Block 61.
(b)See Note 4 for further information.
(c)Under IFRS bp marks-to-market the derivative financial instruments used to risk-manage LNG contracts, but does not mark-to-market the physical LNG contracts themselves, resulting in a mismatch in accounting treatment. The fair value accounting effect reduces this mismatch, and the underlying result reflects how bp risk-manages its LNG contracts.
(d)For further information, including the nature of fair value accounting effects reported in each segment, see page 36.
(e)From first quarter 2022 the results of Rosneft, previously reported as a separate segment, are also included in other businesses & corporate. Comparative information for 2021 has been restated to reflect the changes in reportable segments. For more information see Note 2 Investment in Rosneft.
(f)Includes the unwinding of discounting effects relating to Gulf of Mexico oil spill payables, the income statement impact associated with the buyback of finance debt and temporary valuation differences associated with the group’s interest rate and foreign currency exchange risk management of finance debt.
(g)Includes certain foreign exchange effects on tax as adjusting items. These amounts represent the impact of: (i) foreign exchange on deferred tax balances arising from the conversion of local currency tax base amounts into functional currency, and (ii) taxable gains and losses from the retranslation of US dollar-denominated intra-group loans to local currency.

Net debt including leases

Net debt including leases*	First	Fourth	First
	quarter	quarter	quarter
$ million	2022	2021	2021
Net debt	27,457	30,613	33,313
Lease liabilities	8,466	8,611	9,030
Net partner (receivable) payable for leases entered into on behalf of joint operations	206	187	37
Net debt including leases	36,129	39,411	42,380
Total equity	78,519	90,439	90,586
Gearing including leases*	31.5%	30.4%	31.9%

Gulf of Mexico oil spill

	31 March	31 December
$ million	2022	2021
Gulf of Mexico oil spill payables and provisions	(10,496)	(10,433)
Of which - current	(1,254)	(1,279)

Deferred tax asset	3,438	3,959
Payables and provisions presented in the table above reflect the latest estimate for the remaining costs associated with the Gulf of Mexico oil spill. Where amounts have been provided on an estimated basis, the amounts ultimately payable may differ from the amounts provided and the timing of payments is uncertain. Further information relating to the Gulf of Mexico oil spill, including information on the nature and expected timing of payments relating to provisions and other payables, is provided in BP Annual Report and Form 20-F 2021 - Financial statements - Notes 6, 8, 19, 21, 22, 28, and 32.

Surplus cash flow* components

	First	First
	quarter	quarter
$ million	2022	2021
Sources:
Net cash provided by operating activities	8,210	6,109
Cash provided from investing activities	1,046	4,225
Other proceeds(a)	164	—
Receipts relating to transactions involving non-controlling interests	7	668
	9,427	11,002

Uses:
Lease liability payments	(498)	(560)
Payments on perpetual hybrid bonds	(148)	(55)
Dividends paid – BP shareholders	(1,068)	(1,064)
– non-controlling interests	(65)	(51)
Total capital expenditure*	(2,929)	(3,798)
Net repurchase of shares relating to employee share schemes	(500)	—
Payments relating to transactions involving non-controlling interests	(5)	—
Currency translation differences relating to cash and cash equivalents	(125)	(58)
	(5,338)	(5,586)
(a)Other proceeds for the first quarter 2022 include $164 million of proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds are being recognised as the potential recourse reduces.

Reconciliation of customers & products RC profit before interest and tax to underlying RC profit before interest and tax* to adjusted EBITDA* by business

	First	First
	quarter	quarter
$ million	2022	2021
RC profit before interest and tax for customers & products	1,981	934
Less: Adjusting items* gains (charges)	(175)	278
Underlying RC profit before interest and tax for customers & products	2,156	656
By business:
customers – convenience & mobility	522	658
Castrol – included in customers	256	334
products – refining & trading	1,634	(2)

Add back: Depreciation, depletion and amortization	717	745
By business:
customers – convenience & mobility	326	324
Castrol – included in customers	39	39
products – refining & trading	391	421

Adjusted EBITDA for customers & products	2,873	1,401
By business:
customers – convenience & mobility	848	982
Castrol – included in customers	295	373
products – refining & trading	2,025	419

Reconciliation of RC profit before interest and tax to adjusted EBITDA*

	First	First
	quarter	quarter
$ million	2022	2021
gas & low carbon energy
RC profit before interest and tax	(1,524)	3,430
Less: Net favourable (adverse) impact of adjusting items*	(5,119)	1,160
Underlying RC profit before interest and tax*	3,595	2,270
Add back: Depreciation, depletion and amortization	1,255	854
Exploration write-offs	(2)	6
Adjusted EBITDA	4,848	3,130

oil production & operations
RC profit (loss) before interest and tax	3,831	1,479
Less: Net favourable (adverse) impact of adjusting items	(852)	(86)
Underlying RC profit before interest and tax	4,683	1,565
Add back: Depreciation, depletion and amortization	1,429	1,574
Exploration write-offs	51	56
Adjusted EBITDA	6,163	3,195

Reconciliation of basic earnings per ordinary share to replacement cost (RC) profit (loss) per share and to underlying replacement cost profit (loss) per share*

	First	First
	quarter	quarter
Per ordinary share (cents)	2022	2021
Profit (loss) for the period attributable to bp shareholders	(104.46)	22.99
Inventory holding (gains) losses*, before tax	(17.94)	(8.52)
Taxation charge (credit) on inventory holding gains and losses	4.29	1.91
	(118.11)	16.38
Net (favourable) adverse impact of adjusting items* , before tax	157.65	(3.43)
Taxation charge (credit) on adjusting items	(7.54)	—
Underlying RC profit (loss)*	32.00	12.95

Reconciliation of effective tax rate (ETR) to ETR on RC profit or loss* and underlying ETR*

Taxation (charge) credit
	First	First
	quarter	quarter
$ million	2022	2021
Taxation on profit or loss	(2,530)	(1,642)
Taxation on inventory holding gains and losses	(837)	(388)
Taxation on a replacement cost (RC) profit or loss basis	(1,693)	(1,254)
Total taxation on adjusting items	1,471	(1)
Taxation on underlying replacement cost profit or loss	(3,164)	(1,253)

Effective tax rate
	First	First
	quarter	quarter
%	2022	2021
ETR on profit or loss	(14)	25
Adjusted for inventory holding gains or losses	6	1
ETR on RC profit or loss	(8)	26
Excluding adjusting items	41	4
Underlying ETR	33	30

Realizations* and marker prices

	First	First
	quarter	quarter
	2022	2021
Average realizations(a)
Liquids* ($/bbl)
US	70.34	45.21
Europe	104.41	61.72
Rest of World	88.84	57.48
BP Average	83.80	53.20
Natural gas ($/mcf)
US	3.90	3.45
Europe	33.77	6.89
Rest of World	7.88	3.94
BP Average	8.24	3.98
Total hydrocarbons* ($/boe)
US	52.17	36.91
Europe	134.62	55.34
Rest of World	62.38	36.06
BP Average	64.70	37.75
Average oil marker prices ($/bbl)
Brent	102.23	61.12
West Texas Intermediate	95.22	58.13
Western Canadian Select	79.90	46.12
Alaska North Slope	96.13	61.07
Mars	93.43	58.65
Urals (NWE – cif)	87.26	59.36
Average natural gas marker prices
Henry Hub gas price(b) ($/mmBtu)	4.96	2.71
UK Gas – National Balancing Point (p/therm)	232.84	49.82

(a)Based on sales of consolidated subsidiaries only – this excludes equity-accounted entities.
(b)Henry Hub First of Month Index.

Exchange rates

	First	First
	quarter	quarter
	2022	2021
$/£ average rate for the period	1.34	1.38
$/£ period-end rate	1.32	1.37

$/€ average rate for the period	1.12	1.21
$/€ period-end rate	1.12	1.17

$/AUD average rate for the period	0.72	0.77
$/AUD period-end rate	0.75	0.76

Rouble/$ average rate for the period	88.48	74.41
Rouble/$ period-end rate	82.59	76.09

Legal proceedings
For a full discussion of the group’s material legal proceedings, see pages 248-249 of bp Annual Report and Form 20-F 2021.
Glossary
Non-GAAP measures are provided for investors because they are closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions. Non-GAAP measures are sometimes referred to as alternative performance measures.
Adjusted EBITDA is a non-GAAP measure presented for bp's operating segments and is defined as replacement cost (RC) profit before interest and tax, excluding net adjusting items*, adding back depreciation, depletion and amortization and exploration write-offs (net of adjusting items). Adjusted EBITDA by business is a further analysis of adjusted EBITDA for the customers & products businesses. bp believes it is helpful to disclose adjusted EBITDA by operating segment and by business because it reflects how the segments measure underlying business delivery. The nearest equivalent measure on an IFRS basis for the segment is RC profit or loss before interest and tax, which is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS. A reconciliation to GAAP information is provided on page 32.
Adjusted EBITDA for the group is defined as profit or loss for the period before finance costs and net finance expense relating to pensions and other post-retirement benefits, adjusting for inventory holding gains or losses before tax, adjusting items before interest and tax, and adding back depreciation, depletion and amortization (pre-tax) and exploration expenditure written-off (net of adjusting items, pre-tax). The nearest equivalent measure on an IFRS basis for the group is profit or loss for the period.
Adjusting items are items that bp discloses separately because it considers such disclosures to be meaningful and relevant to investors. They are items that management considers to be important to period-on-period analysis of the group's results and are disclosed in order to enable investors to better understand and evaluate the group’s reported financial performance. Adjusting items include gains and losses on the sale of businesses and fixed assets, impairments, environmental and other provisions, restructuring, integration and rationalization costs, fair value accounting effects, financial impacts relating to Rosneft for the 2022 financial reporting period and costs relating to the Gulf of Mexico oil spill and other items. Adjusting items within equity-accounted earnings are reported net of incremental income tax reported by the equity-accounted entity. Adjusting items are used as a reconciling adjustment to derive underlying RC profit or loss and related underlying measures which are non-GAAP measures. An analysis of adjusting items by segment and type is shown on page 30.
Bio-refinery is a facility that is dedicated to processing biological materials (including waste oil and crop waste) to produce biofuels such as bio-diesel and sustainable aviation fuel, which may be blended to customer specifications with other components such as hydrocarbons at co-located or adjacent terminals and tanks.
Capital expenditure is total cash capital expenditure as stated in the condensed group cash flow statement. Capital expenditure for the operating segments and customers & products businesses is presented on the same basis.
Cash balance point is defined as the implied Brent oil price for the quarter that would cause the sum of operating cash flow excluding Gulf of Mexico oil spill payments (assuming actual refining marker margins and Henry Hub gas prices for the quarter) and proceeds from loan repayments to equate to the sum of total cash capital expenditure, lease liability payments, dividend paid, and payments on perpetual hybrid bonds.
Consolidation adjustment – UPII is unrealized profit in inventory arising on inter-segment transactions.
Developed renewables to final investment decision (FID) – Total generating capacity for assets developed to FID by all entities where bp has an equity share (proportionate to equity share). If asset is subsequently sold bp will continue to record capacity as developed to FID. If bp equity share increases developed capacity to FID will increase proportionately to share increase for any assets where bp held equity at the point of FID.
Divestment proceeds are disposal proceeds as per the condensed group cash flow statement.
Effective tax rate (ETR) on replacement cost (RC) profit or loss is a non-GAAP measure. The ETR on RC profit or loss is calculated by dividing taxation on a RC basis by RC profit or loss before tax. Taxation on a RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses. Information on RC profit or loss is provided below. bp believes it is helpful to disclose the ETR on RC profit or loss because this measure excludes the impact of price changes on the replacement of inventories and allows for more meaningful comparisons between reporting periods. Taxation on a RC basis and ETR on RC profit or loss are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period. A reconciliation to GAAP information is provided on page 33.
Electric vehicle charge points / EV charge points are defined as the number of connectors on a charging device, operated by either bp or a bp joint venture.

Glossary (continued)
Fair value accounting effects are non-GAAP adjustments to our IFRS profit (loss). They reflect the difference between the way bp manages the economic exposure and internally measures performance of certain activities and the way those activities are measured under IFRS. Fair value accounting effects are included within adjusting items. They relate to certain of the group's commodity, interest rate and currency risk exposures as detailed below. Other than as noted below, the fair value accounting effects described are reported in both the gas & low carbon energy and customer & products segments.
bp uses derivative instruments to manage the economic exposure relating to inventories above normal operating requirements of crude oil, natural gas and petroleum products. Under IFRS, these inventories are recorded at historical cost. The related derivative instruments, however, are required to be recorded at fair value with gains and losses recognized in the income statement. This is because hedge accounting is either not permitted or not followed, principally due to the impracticality of effectiveness-testing requirements. Therefore, measurement differences in relation to recognition of gains and losses occur. Gains and losses on these inventories, other than net realizable value provisions, are not recognized until the commodity is sold in a subsequent accounting period. Gains and losses on the related derivative commodity contracts are recognized in the income statement, from the time the derivative commodity contract is entered into, on a fair value basis using forward prices consistent with the contract maturity.
bp enters into physical commodity contracts to meet certain business requirements, such as the purchase of crude for a refinery or the sale of bp’s gas production. Under IFRS these physical contracts are treated as derivatives and are required to be fair valued when they are managed as part of a larger portfolio of similar transactions. Gains and losses arising are recognized in the income statement from the time the derivative commodity contract is entered into.
IFRS require that inventory held for trading is recorded at its fair value using period-end spot prices, whereas any related derivative commodity instruments are required to be recorded at values based on forward prices consistent with the contract maturity. Depending on market conditions, these forward prices can be either higher or lower than spot prices, resulting in measurement differences.
bp enters into contracts for pipelines and other transportation, storage capacity, oil and gas processing, liquefied natural gas (LNG) and certain gas and power contracts that, under IFRS, are recorded on an accruals basis. These contracts are risk-managed using a variety of derivative instruments that are fair valued under IFRS. This results in measurement differences in relation to recognition of gains and losses.
The way that bp manages the economic exposures described above, and measures performance internally, differs from the way these activities are measured under IFRS. bp calculates this difference for consolidated entities by comparing the IFRS result with management’s internal measure of performance. Under management’s internal measure of performance the inventory, transportation and capacity contracts in question are valued based on fair value using relevant forward prices prevailing at the end of the period. The fair values of derivative instruments used to risk manage certain oil, gas, power and other contracts, are deferred to match with the underlying exposure and the commodity contracts for business requirements are accounted for on an accruals basis. We believe that disclosing management’s estimate of this difference provides useful information for investors because it enables investors to see the economic effect of these activities as a whole.
Fair value accounting effects also include changes in the fair value of the near-term portions of LNG contracts that fall within bp’s risk management framework. LNG contracts are not considered derivatives, because there is insufficient market liquidity, and they are therefore accrual accounted under IFRS. However, oil and natural gas derivative financial instruments (used to risk manage the near-term portions of the LNG contracts) are fair valued under IFRS. The fair value accounting effect, which is reported in the gas and low carbon energy segment, reduces the measurement differences between that of the derivative financial instruments used to risk manage the LNG contracts and the measurement of the LNG contracts themselves, which therefore gives a better representation of performance in each period.
In addition, fair value accounting effects include changes in the fair value of derivatives entered into by the group to manage currency exposure and interest rate risks relating to hybrid bonds to their respective first call periods. The hybrid bonds which were issued on 17 June 2020 are classified as equity instruments and were recorded in the balance sheet at that date at their USD equivalent issued value. Under IFRS these equity instruments are not remeasured from period to period, and do not qualify for application of hedge accounting. The derivative instruments relating to the hybrid bonds, however, are required to be recorded at fair value with mark to market gains and losses recognized in the income statement. Therefore, measurement differences in relation to the recognition of gains and losses occur. The fair value accounting effect, which is reported in the other businesses & corporate segment, eliminates the fair value gains and losses of these derivative financial instruments that are recognized in the income statement. We believe that this gives a better representation of performance, by more appropriately reflecting the economic effect of these risk management activities, in each period.

Glossary (continued)
Gearing and net debt are non-GAAP measures. Net debt is calculated as finance debt, as shown in the balance sheet, plus the fair value of associated derivative financial instruments that are used to hedge foreign currency exchange and interest rate risks relating to finance debt, for which hedge accounting is applied, less cash and cash equivalents. Net debt does not include accrued interest, which is reported within other receivables and other payables on the balance sheet and for which the associated cash flows are presented as operating cash flows in the group cash flow statement. Gearing is defined as the ratio of net debt to the total of net debt plus total equity. bp believes these measures provide useful information to investors. Net debt enables investors to see the economic effect of finance debt, related hedges and cash and cash equivalents in total. Gearing enables investors to see how significant net debt is relative to total equity. The derivatives are reported on the balance sheet within the headings ‘Derivative financial instruments’. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt is provided on page 28.
We are unable to present reconciliations of forward-looking information for net debt or gearing to finance debt and total equity, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include fair value asset (liability) of hedges related to finance debt and cash and cash equivalents, that are difficult to predict in advance in order to include in a GAAP estimate.
Gearing including leases and net debt including leases are non-GAAP measures. Net debt including leases is calculated as net debt plus lease liabilities, less the net amount of partner receivables and payables relating to leases entered into on behalf of joint operations. Gearing including leases is defined as the ratio of net debt including leases to the total of net debt including leases plus total equity. bp believes these measures provide useful information to investors as they enable investors to understand the impact of the group’s lease portfolio on net debt and gearing. The nearest equivalent GAAP measures on an IFRS basis are finance debt and finance debt ratio. A reconciliation of finance debt to net debt including leases is provided on page 31.
Green hydrogen – Hydrogen produced by electrolysis of water using renewable power.
Hydrocarbons – Liquids and natural gas. Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.
Inorganic capital expenditure is a subset of capital expenditure on a cash basis and a non-GAAP measure. Inorganic capital expenditure comprises consideration in business combinations and certain other significant investments made by the group. It is reported on a cash basis. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in projects which expand the group’s activities through acquisition. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis. Further information and a reconciliation to GAAP information is provided on page 29.
Installed renewables capacity is bp's share of capacity for operating assets owned by entities where bp has an equity share.
Inventory holding gains and losses are non-GAAP adjustments to our IFRS profit (loss) and represent:
a.the difference between the cost of sales calculated using the replacement cost of inventory and the cost of sales calculated on the first-in first-out (FIFO) method after adjusting for any changes in provisions where the net realizable value of the inventory is lower than its cost. Under the FIFO method, which we use for IFRS reporting of inventories other than for trading inventories, the cost of inventory charged to the income statement is based on its historical cost of purchase or manufacture, rather than its replacement cost. In volatile energy markets, this can have a significant distorting effect on reported income. The amounts disclosed as inventory holding gains and losses represent the difference between the charge to the income statement for inventory on a FIFO basis (after adjusting for any related movements in net realizable value provisions) and the charge that would have arisen based on the replacement cost of inventory. For this purpose, the replacement cost of inventory is calculated using data from each operation’s production and manufacturing system, either on a monthly basis, or separately for each transaction where the system allows this approach; and
b.an adjustment relating to certain trading inventories that are not price risk managed which relate to a minimum inventory volume that is required to be held to maintain underlying business activities. This adjustment represents the movement in fair value of the inventories due to prices, on a grade by grade basis, during the period. This is calculated from each operation’s inventory management system on a monthly basis using the discrete monthly movement in market prices for these inventories.
The amounts disclosed are not separately reflected in the financial statements as a gain or loss. No adjustment is made in respect of the cost of inventories held as part of a trading position and certain other temporary inventory positions that are price risk-managed. See Replacement cost (RC) profit or loss definition below.
Liquids – Liquids comprises crude oil, condensate and natural gas liquids. For the oil production & operations segment, it also includes bitumen.
Major projects have a bp net investment of at least $250 million, or are considered to be of strategic importance to bp or of a high degree of complexity.
Operating cash flow is net cash provided by (used in) operating activities as stated in the condensed group cash flow statement.
Organic capital expenditure is a non-GAAP measure. Organic capital expenditure comprises capital expenditure on a cash basis less inorganic capital expenditure. bp believes that this measure provides useful information as it allows investors to understand how bp’s management invests funds in developing and maintaining the group’s assets. The nearest equivalent measure on an IFRS basis is capital expenditure on a cash basis and a reconciliation to GAAP information is provided on page 29.
We are unable to present reconciliations of forward-looking information for organic capital expenditure to total cash capital expenditure, because without unreasonable efforts, we are unable to forecast accurately the adjusting item, inorganic capital expenditure, that is difficult to predict in advance in order to derive the nearest GAAP estimate.

Glossary (continued)
Production-sharing agreement/contract (PSA/PSC) is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, if exploration is successful, the oil company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a stipulated share of the production remaining after such cost recovery.
Realizations are the result of dividing revenue generated from hydrocarbon sales, excluding revenue generated from purchases made for resale and royalty volumes, by revenue generating hydrocarbon production volumes. Revenue generating hydrocarbon production reflects the bp share of production as adjusted for any production which does not generate revenue. Adjustments may include losses due to shrinkage, amounts consumed during processing, and contractual or regulatory host committed volumes such as royalties. For the gas & low carbon energy and oil production & operations segments, realizations include transfers between businesses.
Refining availability represents Solomon Associates’ operational availability for bp-operated refineries, which is defined as the percentage of the year that a unit is available for processing after subtracting the annualized time lost due to turnaround activity and all planned mechanical, process and regulatory downtime.
The Refining marker margin (RMM) is the average of regional indicator margins weighted for bp’s crude refining capacity in each region. Each regional marker margin is based on product yields and a marker crude oil deemed appropriate for the region. The regional indicator margins may not be representative of the margins achieved by bp in any period because of bp’s particular refinery configurations and crude and product slate.
Renewables pipeline – Renewable projects satisfying the following criteria until the point they can be considered developed to final investment decision (FID): Site based projects that have obtained land exclusivity rights, or for PPA based projects an offer has been made to the counterparty, or for auction projects pre-qualification criteria has been met, or for acquisition projects post a binding offer being accepted.
Replacement cost (RC) profit or loss / RC profit or loss attributable to bp shareholders reflects the replacement cost of inventories sold in the period and is calculated as profit or loss attributable to bp shareholders, adjusting for inventory holding gains and losses (net of tax). RC profit or loss for the group is not a recognized GAAP measure. bp believes this measure is useful to illustrate to investors the fact that crude oil and product prices can vary significantly from period to period and that the impact on our reported result under IFRS can be significant. Inventory holding gains and losses vary from period to period due to changes in prices as well as changes in underlying inventory levels. In order for investors to understand the operating performance of the group excluding the impact of price changes on the replacement of inventories, and to make comparisons of operating performance between reporting periods, bp’s management believes it is helpful to disclose this measure. The nearest equivalent measure on an IFRS basis is profit or loss attributable to bp shareholders. A reconciliation to GAAP information is provided on page 3. RC profit or loss before interest and tax is bp's measure of profit or loss that is required to be disclosed for each operating segment under IFRS.
Reported recordable injury frequency measures the number of reported work-related employee and contractor incidents that result in a fatality or injury per 200,000 hours worked. This represents reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported incidents are investigated throughout the year and as a result there may be changes in previously reported incidents. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Retail sites include sites operated by dealers, jobbers, franchisees or brand licensees or joint venture (JV) partners, under the bp brand. These may move to and from the bp brand as their fuel supply agreement or brand licence agreement expires and are renegotiated in the normal course of business. Retail sites are primarily branded bp, ARCO, Amoco, Aral and Thorntons, and also includes sites in India through our Jio-bp JV.
Retail sites in growth markets are retail sites that are either bp branded or co-branded with our partners in China, Mexico and Indonesia and also include sites in India through our Jio-bp JV.
Solomon availability – See Refining availability definition.
Strategic convenience sites are retail sites, within the bp portfolio, which sell bp-branded vehicle energy and carry one of the strategic convenience brands (e.g. M&S, Thorntons, Rewe to Go). To be considered a strategic convenience brand the convenience offer should have a demonstrable level of differentiation in the market in which it operates. Strategic convenience site count includes sites under a pilot phase, but exclude sites in growth markets.
Surplus cash flow is a non-GAAP measure and refers to the net surplus of sources of cash over uses of cash, after reaching the $35 billion net debt target. Sources of cash include net cash provided by operating activities, cash provided from investing activities and cash receipts relating to transactions involving non-controlling interests. Uses of cash include lease liability payments, payments on perpetual hybrid bond, dividends paid, cash capital expenditure, the cash cost of share buybacks to offset the dilution from vesting of awards under employee share schemes, cash payments relating to transactions involving non-controlling interests and currency translation differences relating to cash and cash equivalents as presented on the condensed group cash flow statement.
For the first quarter of 2021, the sources of cash includes other proceeds related to the proceeds from the disposal of a loan note related to the Alaska divestment. The cash was received in the fourth quarter 2021, was reported as a financing cash flow and was not included in other proceeds at the time due to potential recourse from the counterparty. The proceeds are being recognised as the potential recourse reduces. See page 31 for the components of our sources of cash and uses of cash.
Technical service contract (TSC) – Technical service contract is an arrangement through which an oil and gas company bears the risks and costs of exploration, development and production. In return, the oil and gas company receives entitlement to variable physical volumes of hydrocarbons, representing recovery of the costs incurred and a profit margin which reflects incremental production added to the oilfield.

Glossary (continued)
Tier 1 and tier 2 process safety events – Tier 1 events are losses of primary containment from a process of greatest consequence – causing harm to a member of the workforce, damage to equipment from a fire or explosion, a community impact or exceeding defined quantities. Tier 2 events are those of lesser consequence. These represent reported incidents occurring within bp’s operational HSSE reporting boundary. That boundary includes bp’s own operated facilities and certain other locations or situations. Reported process safety events are investigated throughout the year and as a result there may be changes in previously reported events. Therefore comparative movements are calculated against internal data reflecting the final outcomes of such investigations, rather than the previously reported comparative period, as this this represents a more up to date reflection of the safety environment.
Underlying effective tax rate (ETR) is a non-GAAP measure. The underlying ETR is calculated by dividing taxation on an underlying replacement cost (RC) basis by underlying RC profit or loss before tax. Taxation on an underlying RC basis for the group is calculated as taxation as stated on the group income statement adjusted for taxation on inventory holding gains and losses and total taxation on adjusting items. Information on underlying RC profit or loss is provided below. Taxation on an underlying RC basis presented for the operating segments is calculated through an allocation of taxation on an underlying RC basis to each segment. bp believes it is helpful to disclose the underlying ETR because this measure may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. Taxation on an underlying RC basis and underlying ETR are non-GAAP measures. The nearest equivalent measure on an IFRS basis is the ETR on profit or loss for the period.
We are unable to present reconciliations of forward-looking information for underlying ETR to ETR on profit or loss for the period, because without unreasonable efforts, we are unable to forecast accurately certain adjusting items required to present a meaningful comparable GAAP forward-looking financial measure. These items include the taxation on inventory holding gains and losses and adjusting items, that are difficult to predict in advance in order to include in a GAAP estimate. A reconciliation to GAAP information is provided on page 33.
Underlying production – 2022 underlying production, when compared with 2021, is production after adjusting for acquisitions and divestments, curtailments, and entitlement impacts in our production-sharing agreements/contracts and technical service contract.
Underlying RC profit or loss / underlying RC profit or loss attributable to bp shareholders is a non-GAAP measure and is RC profit or loss* (as defined on page 38) after excluding net adjusting items and related taxation. See page 30 for additional information on the adjusting items that are used to arrive at underlying RC profit or loss in order to enable a full understanding of the items and their financial impact.
Underlying RC profit or loss before interest and tax for the operating segments or customers & products businesses is calculated as RC profit or loss (as defined above) including profit or loss attributable to non-controlling interests before interest and tax for the operating segments and excluding net adjusting items for the respective operating segment or business.
bp believes that underlying RC profit or loss is a useful measure for investors because it is a measure closely tracked by management to evaluate bp’s operating performance and to make financial, strategic and operating decisions and because it may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period, by adjusting for the effects of these adjusting items. The nearest equivalent measure on an IFRS basis for the group is profit or loss attributable to bp shareholders. The nearest equivalent measure on an IFRS basis for segments and businesses is RC profit or loss before interest and taxation. A reconciliation to GAAP information is provided on page 3 for the group and pages 8-16 for the segments.
Underlying RC profit or loss per share is a non-GAAP measure. Earnings per share is defined in Note 8. Underlying RC profit or loss per ordinary share is calculated using the same denominator as earnings per share as defined in the consolidated financial statements. The numerator used is underlying RC profit or loss attributable to bp shareholders rather than profit or loss attributable to bp shareholders. Underlying RC profit or loss per ADS is calculated as outlined above for underlying RC profit or loss per share except the denominator is adjusted to reflect one ADS equivalent to six ordinary shares. bp believes it is helpful to disclose the underlying RC profit or loss per ordinary share and per ADS because these measures may help investors to understand and evaluate, in the same manner as management, the underlying trends in bp’s operational performance on a comparable basis, period on period. The nearest equivalent measure on an IFRS basis is basic earnings per share based on profit or loss for the period attributable to bp shareholders. A reconciliation to GAAP information is provided on page 33.
upstream includes oil and natural gas field development and production within the gas & low carbon energy and oil production & operations segments.
upstream/hydrocarbon plant reliability (bp-operated) is calculated taking 100% less the ratio of total unplanned plant deferrals divided by installed production capacity, excluding non-operated assets and bpx energy. Unplanned plant deferrals are associated with the topside plant and where applicable the subsea equipment (excluding wells and reservoir). Unplanned plant deferrals include breakdowns, which does not include Gulf of Mexico weather related downtime.
upstream unit production cost is calculated as production cost divided by units of production. Production cost does not include ad valorem and severance taxes. Units of production are barrels for liquids and thousands of cubic feet for gas. Amounts disclosed are for bp subsidiaries only and do not include bp’s share of equity-accounted entities.
Trade marks
Trade marks of the bp group appear throughout this announcement. They include:
bp, Amoco, Aral, Castrol ON and Thorntons

Cautionary statement
In order to utilize the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 (the ‘PSLRA’) and the general doctrine of cautionary statements, bp is providing the following cautionary statement:
The discussion in this results announcement contains certain forecasts, projections and forward-looking statements - that is, statements related to future, not past events and circumstances - with respect to the financial condition, results of operations and businesses of bp and certain of the plans and objectives of bp with respect to these items. These statements may generally, but not always, be identified by the use of words such as ‘will’, ‘expects’, ‘is expected to’, ‘aims’, ‘should’, ‘may’, ‘objective’, ‘is likely to’, ‘intends’, ‘believes’, ‘anticipates’, ‘plans’, ‘we see’ or similar expressions.
In particular, the following, among other statements, are all forward looking in nature: expectations regarding the COVID-19 pandemic and the conflict in Ukraine, including the impacts and consequences on economic growth, demand, and bp’s operations and financial performance; plans, expectations and assumptions regarding oil and gas demand, supply or prices, the timing of production of reserves, storage levels and decision making by OPEC+; expectations regarding reported and underlying production and related major project ramp-up, capital investments, divestment and maintenance activity; expectations regarding refining margins, refinery utilization rates and product demand; expectations regarding bp’s future financial performance and cash flows; expectations regarding future hydrocarbon production and project ramp-up; expectations with regards to bp’s transformation to an IEC; expectations regarding price assumptions used in accounting estimates; bp’s plans and expectations regarding the amount and timing of share buybacks and quarterly dividends; expectations regarding the amount of full-year dilution from the vesting of awards under employee share schemes in 2022; plans and expectations regarding bp’s credit rating, including in respect of maintaining a strong investment grade credit rating; plans and expectations regarding the allocation of surplus cash flow to share buybacks and strengthening the balance sheet; plans and expectations regarding bp’s exit of its shareholding in Rosneft and other investments in Russia;plans and expectations with respect to the total depreciation, depletion and amortization and business and corporate underlying annual charge for 2022; plans and expectations regarding investments in the UK, including in charging infrastructure and public charge points; plans and expectations regarding debt, net debt, and bp’s intentions to strengthen the balance sheet; plans and expectations regarding the divestment programme, including the amount and timing of proceeds; plans and expectations regarding bp’s renewable energy and alternative energy businesses; expectations regarding the underlying effective tax rate for 2022; expectations regarding the timing and amount of future payments relating to the Gulf of Mexico oil spill; plans and expectations regarding capital expenditure, including that capital expenditure will be within a range of $14-15 billion in 2022; and plans and expectations regarding projects joint ventures and other partnerships and agreements, including partnerships and other collaborations with Eni, Nuseed, Uber, Korea Gas Corporation, EnBW, Marubeni, Aberdeen City Council, HyCC, DHL Express, BYD, Tesco, Shell and AENA, as well as plans and expectations regarding the Herschel Expansion project in the Gulf of Mexico, production of sustainable aviation fuel at the Lingen refinery, the Gas Natural Acu power plant in Brazil, the sale of bp’s retail assets in Switzerland to Oel Pool AG, bp’s stake in Green Biofuels Ltd., the completion of the acquisition of the oil and gas business of Lundin Energy, the development of EV charge points and the completion of the establishment of bp’s Basra Energy Company joint venture with PetroChina.
By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future and are outside the control of bp.
Actual results or outcomes, may differ materially from those expressed in such statements, depending on a variety of factors, including: the extent and duration of the impact of current market conditions including the volatility of oil prices, the effects of bp’s plan to exit its shareholding in Rosneft and other investments in Russia, the impact of COVID-19, overall global economic and business conditions impacting bp’s business and demand for bp’s products as well as the specific factors identified in the discussions accompanying such forward-looking statements; changes in consumer preferences and societal expectations; the pace of development and adoption of alternative energy solutions; developments in policy, law, regulation, technology and markets, including societal and investor sentiment related to the issue of climate change; the receipt of relevant third party and/or regulatory approvals; the timing and level of maintenance and/or turnaround activity; the timing and volume of refinery additions and outages; the timing of bringing new fields onstream; the timing, quantum and nature of certain acquisitions and divestments; future levels of industry product supply, demand and pricing, including supply growth in North America and continued base oil and additive supply shortages; OPEC+ quota restrictions; PSA and TSC effects; operational and safety problems; potential lapses in product quality; economic and financial market conditions generally or in various countries and regions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations and policies, including related to climate change; changes in social attitudes and customer preferences; regulatory or legal actions including the types of enforcement action pursued and the nature of remedies sought or imposed; the actions of prosecutors, regulatory authorities and courts; delays in the processes for resolving claims; amounts ultimately payable and timing of payments relating to the Gulf of Mexico oil spill; exchange rate fluctuations; development and use of new technology; recruitment and retention of a skilled workforce; the success or otherwise of partnering; the actions of competitors, trading partners, contractors, subcontractors, creditors, rating agencies and others; bp’s access to future credit resources; business disruption and crisis management; the impact on bp’s reputation of ethical misconduct and non-compliance with regulatory obligations; trading losses; major uninsured losses; the possibility that international sanctions or other steps taken by governmental authorities or any other relevant persons may impact Rosneft’s business or outlook, bp’s ability to sell its interests in Rosneft, or the price for which bp could sell such interests; the possibility that actions of any competent authorities or any other relevant persons may limit bp’s ability to sell its interests in Rosneft, or the price for which it could sell such interests;; the actions of contractors; natural disasters and adverse weather conditions; changes in public expectations and other changes to business conditions; wars and acts of terrorism; cyber-attacks or sabotage; and other factors discussed elsewhere in this report, as well those factors discussed under “Risk factors” in bp’s Annual Report and Form 20-F 2021 as filed with the US Securities and Exchange Commission.

The following table shows the unaudited consolidated capitalization and indebtedness of the BP group as of 31 March 2022 in accordance with IFRS:
Capitalization and indebtedness

31 March
$ million	2022
Share capital and reserves
Capital shares (1-2)	5,140
Paid-in surplus (3)	14,688
Merger reserve (3)	27,206
Treasury shares	(12,216)
Cash flow hedge reserve	(616)
Costs of hedging reserve	(64)
Foreign currency translation reserve (4)	(536)
Profit and loss account (4)	29,697
BP shareholders' equity	63,299
Hybrid bonds	13,163
Other interest	2,057
Equity attributable to non-controlling interests	15,220
Total equity	78,519

Finance debt and lease liabilities (5-7)
Lease liabilities due within one year	1,737
Finance debt due within one year	5,212
Lease liabilities due after more than one year	6,729
Finance debt due after more than one year	55,394
Total finance debt and lease liabilities	69,072
Total (8)(9)	147,591
1.Issued share capital as of 31 March 2022 comprised 19,443,289,125 ordinary shares, par value US$0.25 per share, and 12,706,252 preference shares, par value £1 per share. This excludes 1,035,256,176 ordinary shares which have been bought back and are held in treasury by BP. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders’ meetings.

2.Capital shares represent the ordinary and preference shares of BP which have been issued and are fully paid.

3.Paid-in surplus and merger reserve represent additional paid-in capital of BP which cannot normally be returned to shareholders.

4.In first quarter 2022 $9.2 billion of the opening foreign currency translation reserve has been moved to profit and loss account reserve as a result of bp's decision to exit its shareholding in Rosneft and its other businesses with Rosneft in Russia. For more information see Note 2.

5.Finance debt and lease liabilities recorded in currencies other than US dollars has been translated into US dollars at the relevant exchange rates existing on 31 March 2022.

6.Finance debt and lease liabilities presented in the table above consists of borrowings and obligations under finance leases. This includes one hundred percent of lease liabilities for joint operations where BP is the only party with the legal obligation to make lease payments to the lessor. Other contractual obligations are not presented in the table above – see BP Annual Report and Form 20-F 2021 – Liquidity and capital resources for further information.

7.At 31 March 2022, the parent company, BP p.l.c. had issued guarantees totalling $58,207 million relating to group finance debt issued by subsidiaries. Thus 96% of the group’s finance debt had been guaranteed by BP p.l.c. In addition, BP p.l.c. guarantees $11.9 billion of perpetual subordinated hybrid bonds issued by a subsidiary. At 31 March 2022 $198 million of finance debt was secured by the pledging of assets. The remainder of finance debt was unsecured.

8.At 31 March 2022 the group had issued third-party guarantees under which amounts outstanding, incremental to amounts recognized on the group balance sheet, were $1,502 million in respect of the borrowings of equity-accounted entities and $555 million in respect of the borrowings of other third parties.

9.Total capitalisation and indebtedness includes non-controlling interests of $15,220 million at 31 March 2022 which includes $12.0 billion related to perpetual hybrid bonds issued on 17 June 2020 and $0.9 billion related to perpetual subordinated hybrid securities issued by a group subsidiary during the second half of 2021.

10.There has been no material change since 31 March 2022 in the consolidated capitalization and indebtedness of BP.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:	3 May 2022	/s/ BEN MATHEWS
Ben J. S. Mathews
Company Secretary